MORLEX, INC.
420 Lexington Avenue
Suite 450
New York, NY 10170

February 21, 2008

Securities and Exchange Commission
Division of Corporate Finance
Attention: Mr. Ethan Horowitz
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morlex, Inc.
Item 4.01 Form 8-K
Form 8-K filed February 14, 2008
File No. 000-30144

Dear Mr. Horowitz:

Please be advised that on the date hereof Morlex, Inc., a Colorado corporation (the “Company”) has filed pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the Company’s Report on Form 8-K filed on February 14, 2008 (the “Form 8-K”).

Amendment No. 1 includes revisions based on the written comments received from the Staff of the U.S. Securities and Exchange Commission on February 15, 2008. For your convenience, the Staff comments to the Form 8-K were as follows:

1.	In accordance with Item 304(a)(1)(i) of Regulation S-K, please amend your filing to disclose whether your former independent accountant resigned, declined to stand for re-election, or was dismissed.
2.
In accordance with Item 304(a)(1)(ii) of Regulation S-K, please amend your filing to disclose the type of report issued by your former independent accountant on the two most recent fiscal years’ financial statements.

3.	In accordance with Item 304(a)(1)(iii) of Regulation S-K, please amend your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors.
4.
In accordance with Item 304(a)(1)(iv) of Regulation S-K, please amend your filing to disclose whether there were any disagreements with your former independent accountant during the two most recent fiscal years and any subsequent interim period.

5.
Please file a letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with the disclosures in your amended Form 8-K filing.

6.	If you have engaged a new independent accountant, please amend your filing to provide the disclosures required by Item 304(a)(2) of Regulation S-K.

In response to each of the above Staff comments, please be advised that the Company did not change its independent accountant. As per your prior phone discussion with Karen Connors, Esq. of Nixon Peabody LLP, the Company has amended the Form 8-K to reflect such fact by deleting Item 4.01 “Changes in Registrant’s Certifying Accountant” in its entirety. Should the Company decide to change its independent accountant in the future, the Company will notify the Commission of such event as and to the extent required by the federal securities laws of the United States.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact Karen Connors, Esq. at (212) 940-3176. Thank you.

Very truly yours,

Morlex, Inc.

/s/ Richard Berman
Richard Berman
Chief Executive Officer